Filed by Nikola Corporation

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2

of the Securities Exchange Act of 1934, as amended

Subject Company: Romeo Power, Inc.

(Commission File No. 001-38795)

[Transcript of CNBC interview with Mark Russell, August 4, 2022.]

Speaker 7:

Welcome back. A trio of EV stories to tell you about today. Tesla’s annual shareholder meeting kicking off in just a few hours, shareholders are voting there whether to approve more shares, so it can follow through on the three for one stock split, it’s up sharply over the last month. Meantime, Lucid Motors is under pressure after cutting its vehicle guidance for this year by 50%. And then there’s Nikola, which is higher today beating analyst assessment on both lines, delivering 48 trucks in the second quarter, also confirming it expects to deliver between 300 and 500 trucks by the end of the year. And joining me now to talk about all that is Nikola’s CEO Mark Russell. Mark, welcome back. Good to have you.

Speaker 4:	Good to be here.

Speaker 7:	So- so on the- on the production, you delivered 48. I think you expected to deliver 50. Previously expected 50 to 60. What are you learning about this process as you get it going?

Speaker 4:	Well that it takes, uh, 10,000- about 10,000 parts to build a truck and the number you need to build a truck is all of them. (laughs). And if you don’t have one, you can’t build the truck.

Speaker 7:	And that you’re having trouble getting them?

Speaker 4:

Well, there were a lot of parts short as we ramp this up. Around the world, this is the biggest supply chain crisis I’ve ever lived through. And so getting all those parts in the right place at the right time was hard.

Speaker 7:	Is it getting any better?

Speaker 4:

Yeah. Actually, I think we’re in such a better position now than we were, uh, a month or a quarter ago for sure. And we expect to keep being in stronger position going forward with control over our battery supply chain once the Romeo acquisition closes.

Speaker 7:	Is that why you are sticking with the 300 to 500 delivery expectation for the full year despite this supply chain crisis?

Speaker 4:	Exactly. We- we’re confident that we’re gonna overcome anything that comes up and we’re gonna be able to- to hit in that range.

Speaker 7:	What is- what is your perception of- of consumer demand at this point for- for the trucks that you’re producing? Both the batteries and your future plans around hydrogen fuel cell.

Speaker 4:

Well, we- we’re not direct to consumer of course, we’re business to business. And the businesses that we sell to, they- they really want and need these trucks. Um, many of our launch customers have objectives to help decarbonize commercial transportation. And the only way you do that is if you can convert from diesel trucks to clean, pure emission trucks, which we sell. And we provide the energy that powers them.

Speaker 7:	What about the regulatory environment? Is that a headwind or a tailwind at this point?

Speaker 4:

Well, I’d say it- it’s potentially about to become a- a big tailwind if the current proposed legislation passes. The- the so-called Manchin Deal, if that is signed into law, that’s gonna be a powerful incentive for us and everybody else in the space. Additional purchase incentives and additional incentives on the production of- of clean hydrogen.

Speaker 7:

Why? So I was wondering about- about how it affects you directly. ‘Cause a lot- a lot’s been told about the consumer incentives to buy EV cars, how- how does it affect you and what you’re trying to do?

Speaker 4:

Well if this legislation passes as is, as we understand it, you know, it’ll include an incentive of up to $40,000 for a commercial vehicle, um, heavy truck like ours. That’s in line with what’s been there for passenger cars for a number of years. So that finally puts commercial vehicles on an equal footing with passenger cars. And then unique to heavy duty transport and unique to Nikola’s business model and just a few other people in the world, is the hydrogen production tax credit, up to $3 a- a kilo for- for hydrogen kilo produced. Which would be a powerful incentive to get hydrogen, uh, clean hydrogen into the economy and powering things like heavy trucks.

Speaker 7:	So would it ch- would it change the- the economics for you? The calculus, the forecast?

Speaker 4:

It would make it better, you know, everything we do is based on pure ec- pure economics with no incentives or anything like that. We wanna make sure it works without incentives. But if we do have incentives, we’re thrilled for- to- to have those and they make it even better. That would be the case here, makes it even better.

Speaker 7:

I ask because so the analyst consensus is that your revenues are five times higher than they are- five times higher in ‘23 than they are in ‘22. Can- at- at this point, can the production run rate handle that? Can- can you meet those ex- high expectations?

Speaker 4:

Yeah. What we’re projecting, we’re confident we can- we can meet. And we are gonna be growing rapidly from here. And we start slowly here and then we grow rapidly. That’s the plan. And we feel confident we can do that.

Speaker 7:

And finally, Mark, how- how big of a challenge at this point is Trevor Milton, your founder, he- he is of course the largest shareholder and has a lot of voting control, about 20%, you overcame that to- to issue more stock recently. He’s about to face trial in September. I know you don’t wanna comment on all of that, but just in terms of what it’s allowing you to do here, the- some of the headwinds you still deal with on the reputational side and obviously when- when you’re fighting to- to change the rules like issue more shares.

Speaker 4:

We’re super focused on going forward. We’re grateful to have additional shares authorized now, to- got that approved. That gives us the flexibility to continue our growth rate going forward. And we’re super excited about what’s coming down the pipe for us. Our milestones in the next couple of quarters of next year are just super exciting. We- we- we can’t wait.

Speaker 7:	Mark Russell, thanks for giving us a- a status report. We appreciate it.

Speaker 4:	Thanks for having me on.

Speaker 7:	... CEO of Nikola. Show you where we are in the markets, down 30 points or so.

Speaker 5:	Thanks a lot for your time, sir. Appreciate it.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for any offer materials that Nikola Corporation (“Nikola”), its acquisition subsidiary or Romeo Power, Inc. (“Romeo”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, Nikola and its acquisition subsidiary will file a tender offer statement on Schedule TO, Nikola will file a registration statement on Form S-4 and Romeo will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. ROMEO STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF ROMEO SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all Romeo stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Nikola will be available free of charge by contacting Investor Relations, Nikola Corporation, 4141 E Broadway Road, Phoenix, Arizona 85040. Copies of the documents filed with the SEC by Romeo will be available free of charge by contacting Investor Relations, Corporate Secretary, Romeo Power, Inc., 5560 Katella Avenue, Cypress, California 90603.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws, including statements relating to the exchange offer, the proposed merger, the anticipated benefits of the proposed merger, including potential cost savings, synergies and performance improvements, the expected benefits of any liquidity support, the expected financial impact of the proposed transaction on Nikola, Nikola’s expectations regarding its ongoing liquidity needs and ability to satisfy those needs, and

Nikola’s expectations regarding the closing of the merger. These forward-looking statements generally are identified by words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited: risks related to the ability of Nikola to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of Romeo’s shares being validly tendered into the exchange offer to meet the minimum condition; the ability of Romeo and Nikola to receive the required regulatory approvals for the proposed acquisition; the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; Nikola’s ability to successfully integrate Romeo’s battery pack production into its business; Nikola’s ability to realize expected synergies, benefits, cost savings and performance improvements; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; the risk that disruption from the proposed acquisition may make it more difficult to maintain business and operational relationships; the potential negative effects of the announcement or the consummation of the proposed transaction on the market price of Nikola’s common stock or on its business or operating results; the risk of litigation or regulatory actions related to the proposed transaction; the effect of the announcement or pendency of the transaction on Romeo’s business relationships, operating results, and business generally; risks relating to significant transaction costs and known or unknown liabilities; risks associated with third party contracts containing consent or other provisions that may be triggered by the proposed transaction; the ability of Nikola to continue to obtain sufficient capital to support its business; and the ability of the parties to retain and hire key personnel. There can be no assurance that the proposed transaction or any other matters described above will in fact be consummated in the manner described or at all.

For additional information regarding factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of Nikola and Romeo on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. These forward-looking statements are made only as of the date hereof and Nikola disclaims any obligation to update any forward-looking statement, except as required by law.

[First used August 4, 2022]

Nikola (NASDAQ: NKLA) Q2 2022 Earnings Call & Webcast Prepared Remarks

Company Participants:

Mark Russell, President & Chief Executive Officer

Kim Brady, Chief Financial Officer

Henry Kwon, Director of Investor Relations

Operator / PR

[Slide 1] Good morning, and welcome to Nikola Corporation’s second-quarter 2022 earnings call. At this time, all participants are in a listen-only mode. We begin today’s call with a short video presentation followed by management’s prepared remarks. A brief question and answer session will follow the formal prepared remarks. If anyone should require operator assistance during the conference, please press *0 on your telephone keypad. As a reminder, this conference is being recorded. It is my pleasure to introduce Nikola’s Director of Investor Relations, Henry Kwon. Thank you, Henry; you may begin.

Disclaimer, Henry Kwon

[Slide 2] Thank you, operator, and good morning, everyone. Welcome to Nikola Corporation’s second-quarter 2022 Earnings Call. With me today are Mark Russell, Chief Executive Officer of Nikola, and Kim Brady, Chief Financial Officer.

The press release detailing our financial results was distributed shortly after 6:00 am Pacific Time this morning. The release can be found on the Investor Relations section of the company’s website, along with presentation slides accompanying today’s call.

Today’s discussions include references to non-GAAP measures. These measures are reconciled to the most comparable US GAAP measures and can be found at the end of the Q2 earnings press release we issued today.

Today’s discussions also include forward-looking statements about our expectations. Actual results may differ materially from those stated, and factors that could cause actual results to differ are also explained at the end of the Q2 earnings press release and on page 2 of our earnings presentation. Forward-looking statements speak only as of the date on which they are made. Readers are cautioned not to put undue reliance on forward-looking statements.

We will now begin a brief video presentation, followed by prepared remarks from Mark Russell and Kim Brady.

Video Presentation

Mark Russell, CEO

Thanks for joining us! Q2 was important for Nikola – our first quarter of generating revenue from the Nikola Tre BEV. We couldn’t have achieved this milestone without the extraordinary hard work and dedication of our outstanding team of people. We’re proud of what we’ve accomplished so far, and we’re so excited about continuing this drive to decarbonize heavy transport. Let’s start with things on the vehicle front.

Tre BEV Update[Slide 4] We produced a total of 50 Nikola Tre BEVs in Coolidge, Arizona during the quarter, and we delivered 48 of those to our dealers around the country. Two were delivered just after the quarter end and they’ll be reported with Q3 shipments.

Our battery pack supplier Romeo continued to experience manufacturing challenges during the quarter, and we lost a total of 2 weeks of production at Coolidge due to delayed pack deliveries.

On the customer front, we have completed and we are continuing numerous successful pilot and demo programs, including several that have not been publicly announced. Notable among the public programs are TTSI, Biagi Brothers/Anheuser Busch, Univar, Road One/IKEA, Benore Logistics Systems, and Covenant, with SAIA starting this month, and Walmart in September. Average uptime for all Tre BEV’s in the field is an extraordinary 94% to date.

I’d like to highlight right now what it takes to actually takes to get a zero-emission truck into commercial service, hauling freight every day. I think this further validates Nikola’s long-standing focus on providing the total solution, including service, support and most importantly in this case, charging and fueling infrastructure.

When you commit to using zero emission trucks you also are committing to the infrastructure they need to operate. Let’s use TTSI as an example. They’ve committed to a 100-truck fleet of 30 Tre BEV’s and 70 Tre FCEV’s. They are up and running with Tre BEVs and a Tre FCEV prototype by using mobile electric charging and mobile hydrogen fueling equipment that Nikola has helped provide. Nikola’s mobile charging trailers, and a temporary-to-permanent version that we call an E-Skid, as well as mobile hydrogen fueling systems we have helped develop, can get a customer started. But continuing to scale up to fleet-level infrastructure can require additional significant and permanent electric power for charging, and permanent heavy-duty infrastructure for hydrogen fueling, all located so that they work with existing operations. Here again, Nikola is helping to provide this critical and necessary infrastructure, as you saw in our announcement this morning of three commercial hydrogen dispensing station in Southern California. Lead time for this infrastructure varies by location, BUT it can be significant. For example, in addition to normal permitting and local approvals, if charging infrastructure at a given location requires an upgrade to power capacity, utility switchgear or substation infrastructure, the lead time can be up to a year or even longer. Lead times for hydrogen dispensing locations (mess up) similarly vary by location but generally are also more than a year. In some cases, this infrastructure lead time, along with any hesitancy or delay in committing to OR commencing construction, could be a limiting factor in the growth of customer zero-emission customer fleets.

Tre FCEV Update

We began building the first batch of six Nikola Tre FCEV beta prototypes during Q2, which we expect to complete in August. The second batch of six Tre FCEV betas will start later this month and should finish by the end of Q3. The third batch will begin in Q3 and be completed by Q4 of this year according to plan. Specific changes from the alphas to betas include increased hydrogen storage capacity and improved efficiency of the fuel cell power module. These Beta trucks will enable further engineering development and performance validation testing. We’ll build THE gamma variants in Q1 for use in our own captive fleet and in additional customer pilots. We still expect to begin North American serial production of the Tre FCEV to begin in the second half of 2023.

Energy Business Commentary

[Slide 6] Moving on to the Energy. The land for our Arizona hydrogen hub is now under contract. We’ll announce the location after the closing, and then along with our partner TC Energy, we’ll break ground on Arizona’s first hydrogen production hub by the end of this quarter. Other hub locations we have announced so far including another partner project with TC Energy located in Crossfields, Alberta, and our project in partnership with Wabash Valley Resources in Indiana.

On the station and dispensing front, this morning we announced the progress made on 3 station locations in Ontario, Colton and Carson California. We’ve begun the permitting process and ordered long lead-time equipment for these stations. We expect they will be completed in Q4 2023.In addition to what we have publicly announced, there are numerous other production and dispensing projects in our development funnel that we will update you on when appropriate.

Progress Made at Nikola’s Coolidge, Arizona Manufacturing Facility

[Slide 7] We are on track to complete Phase 2 of our Coolidge, Arizona manufacturing facility by the end of Q1 2023, which will give us up to 20,000 units a year of nameplate capacity. The facility is capable of assembling both BEVs and FCEVs on the same line. We will also establish a line for assembly of our Bosch Fuel Cell Power Modules. Timing for Phase 3 of Coolidge will be announced at a future date, and that expansion will allow us to ramp production up to 45,000 units a year or more.

European JV Update

In June, our expanded European JV with IVECO began building the first EU Spec Tre BEVs. These are 4x2 variants that are targeted to the European market. The first 3 alpha builds are expected to be complete by Q3. We’ll then build 7 beta trucks during the third quarter for fourth quarter completion. Pre-series builds will take place during the second quarter of 2023, and we anticipate shipping the first production of EU Tre BEVs to customers in the second half of 2023.

During the second quarter, the JV also began building EU spec Tre FCEV betas. The build of the first batch of three trucks started in March and should be complete by the end of Q3. In July, we began building the second batch of 10 trucks, which should be complete by Q1 next year and EU spec Tre FCEV production is expected to begin in the first half of 2024.

The JV WITH IVECO originally was a contract manufacturing entity. However, Nikola and IVECO have now agreed to strategically expand the JV to include product development and vehicle engineering. This represents the maturing of our relationship with IVECO and the right next step for the JV to become more of an independent entity. Over to Kim now to take you through the numbers.

Kim Brady, CFO

Q2 Results

[Slide 12] Thanks, Mark, and good morning, everyone. There is a lot to cover today so let’s begin with the financial overview for the second quarter. In Q2, we reported revenues of $18.1 million on deliveries of 48 Tre BEVs and 4 MCTs. As Mark mentioned, we produced 50 Tre BEVs during the quarter at the lower end of our guidance, and two were delivered in the first week of July. The primary reason for our deliveries coming in at the low end of our guidance range was caused by two weeks of production losses in Q2 related to battery pack delivery delays from Romeo. Let’s go through the numbers, and I will outline what drove them and what we expect in the second half.

First, regarding Gross margin, the Tre Bev trucks we produced and delivered in Q2 are the most expensive battery trucks we will ever build. The objective was to do whatever it took to ensure the components were available at the assembly line to start the build of Tre Bev trucks. Nonetheless, there are a few items that we could have better foreseen in Q2 that we ultimately did not.

[Slide 14] There were two contributing factors to our gross margin guidance coming in lower than expected, the first being shipping and freight costs. We recorded $13.7 million in inbound shipping, freight, and duty expenses for the quarter, representing approximately 29% of our Cost of Revenues. Of this $13.7 million, $3.3 million represented duties and taxes, while $10.4 million came from freight expenses. Of the $10.4 million, roughly 80% of expenditures were expedited air freight. The impact on the Cost of Revenues was magnified because we purchased and received more components than we used in production due to the production delays that we referenced earlier. Thus, the impact of these two factors on our gross margin at our current revenue level was more pronounced than if we had already scaled. We had not budgeted this level of impact in our guidance, and it is something we will be better prepared for in future quarters.

To reduce our freight cost burdens going forward, we have started shifting the shipment of most components to ocean freight. We are also accelerating our localization efforts of certain components from the EU to North America. From these two actions, we expect a meaningful decrease in per unit inbound shipping and freight costs and a gradual easing of inbound freight cost pressure on our gross margin.

Next, let me provide some perspective on the quarterly inventory write-down of $7.5 million, representing a $4.1 million sequential increase. In 2Q, the Net Realizable Value, or “NRV”, adjustment represented 96% of the write-downs. As you may be aware, our inventory costs have risen in line with inflation and significantly more for battery cells, and Q2 was no exception. Under US GAAP, when our inventory value rises above a truck’s expected selling price or NRV, a reserve adjustment is required. This situation was compounded by holding more inventory than we would have held if no production delays occurred.

If you notice on the financial summary table in the deck, R&D expenses decreased by $11.5 million from Q1 to Q2. This is because prior to our commercial deliveries in Q2, manufacturing expense items, typically part of the Cost of revenues were recognized as R&D expenses, under US GAAP, including inbound shipping and freight, inventory write-downs, and D&A expenses.

Q2 EBITDA sequentially fell by $14.0 million to negative $163.6 million. We think it makes better sense to look at our results at the EBITDA level because of the reclassification items in Q2 regarding costs. We believe it is a better quarter-over-quarter comparison to focus on costs before interest and taxes this quarter given what they imply about our cash burn rate.

Equity in a net loss of affiliates decreased by $1.5 million in the second quarter to $1.3 million, driven by $1.2 million equity in net loss of Nikola IVECO Europe. As we shared in our Q1 earnings call, our European joint venture with IVECO now engages in product development and vehicle engineering in addition to its contract manufacturer role.

We recorded a $173.0 million net loss for the quarter, and basic and diluted Net Loss per share came to $0.41. Basic and diluted Non-GAAP Net Loss per share came to $0.25, beating consensus estimates.

On a Non-GAAP basis, adjusted EBITDA came to a negative $94.3 million. Adjusted EBITDA excludes (i) $54.8 million in stock-based compensation, (ii) $13.0 million for legal expenses to pay Mr. Milton’s attorneys’ fees under his indemnification agreement, (iii) $1.3 million for equity in net loss of affiliates, mainly from our IVECO JV in Europe, and (iv) a net $0.2 million loss for the revaluation of financial instruments including warrant liabilities and derivatives.

[Slide xx] On the Balance Sheet, we ended the second quarter with $529.2 in cash and equivalents, including restricted cash, up from $385.1 million at the end of Q1. The $144.1 million increase came from i) the $200 million private placement of convertible notes we placed in June with Antara Capital and ii) $50 million proceeds from the issuance of a promissory note collateralized by Nikola-owned equipment and restricted cash.

In addition to the $529.2 million in cash and equivalents, we still have $312.5 million available liquidity through our two equity lines with Tumin Capital. At the end of June, we have total liquidity of approximately $841.8 million, up from $794.0 million at the end of Q1. As of the end of June, we have sufficient capital to fund our business for the next 12 months of operations.

Given our target of keeping 12 months of liquidity on hand at the end of each quarter, we will continue to seek the right opportunities to replenish our liquidity on an ongoing basis while trying to minimize dilution to our shareholders. We are carefully considering how we can potentially spend less without compromising our critical programs and reduce cash requirements for 2023.

We will provide you with detailed guidance for 2023 on our Q4 2022 earnings call, but for now, a good way to think about how we can achieve our goals is to consider it in the context of our ongoing CAPEX requirements at the Coolidge plant.

For example, with the completion of Phase 2 by the end of Q1 2023, our Coolidge plant will achieve a design capacity of 20k units. While we have not made our 2023 production plans public, the 20k unit in annual capacity will be sufficient to allow us to achieve our 2023 and 2024 production targets. 2023 Coolidge manufacturing facility-related CAPEX for Phase 3 is approximately $345 million, including a paint line. Delaying this phase of our expansion to 2024 allows us to reduce our 2023 cash needs and fund-raising targets in 2022.We will continue to monitor market conditions and remain opportunistic about raising capital.

Q3 Guidance

Moving on to our Q3 guidance. We expect to deliver 65 – 75 Nikola Tre BEVs for $21.1 to $24.4 million in revenues in Q3. We anticipate our gross margin to be between -240% and -250%. As we explained in the Romeo merger call, we’ve agreed to provide Romeo with interim funding to ensure continued operations. The funding comes in two parts: i) up to $20 million in a temporary price increase for each pack delivered through transaction close, plus ii) $15 million in a senior secured note. The temporary price increase for the packs will weigh down our Q3 and Q4 gross margin. We expect, however, to make notable improvements in inbound shipping and freight costs and benefit from the operating leverage effect of delivering more vehicles on labor costs. Without the Romeo merger impact, the gross margin would approximate -150% to -160%.We anticipate a range of $80—$85 million in R&D expenses and $80 – $85 million in SG&A, including roughly $58 million in stock-based compensation. CAPEX for Q3 should be $85 to $90 million, as we expect station CAPEX, FCEV tooling, and Hydrogen Hub spending to catch up.

FY22 Guidance

Regarding fiscal 2022 guidance, we have not revised the existing 300-500 truck delivery. Still, given the battery charging infrastructure challenges Mark mentioned, we are more likely to hit the lower end of that guidance range.

The merger with Romeo will introduce new elements to our P&L in several ways, especially in the short run, which I will discuss in some detail. We plan to revise our full-year financial guidance post transaction close and share it with you in our Q3 earnings release.

We are currently working on the merger Pro-forma which will serve as the basis for our new full-year guidance. As many of you may anticipate, the merger with Romeo will cause our full-year guidance to change. This is because i) negative gross margin impact from the temporary pack price increase in Q3 and to a lesser extent in Q4, ii) negative gross margin impact from existing Romeo customer contract run-off, iii) incremental R&D and SG&A expenses of Romeo post-merger, and iv) transaction costs and purchase accounting adjustments that may further impact our Q3 and Q4 OPEX. We will come back to you with our revised full-year guidance at our Q3 earnings call.

While 2H will be challenging from a gross margin angle, we expect 30-40% cost reduction benefits for the non-battery cell-related pack cost by the end of 2023. Key cost-cutting initiatives will involve switching from machined to casted pack enclosures and using the combined purchasing power of the merged entity to optimize the supply chain. We believe this is achievable because we have had about 10 manufacturing engineers working on-site at Romeo since early 2022 to support Romeo’s production. With a good, accumulated understanding of Romeo’s operations, we have identified several areas of operational improvements that will begin to be implemented immediately following transaction closing. Longer term, we are targeting up to $350 million in annual battery pack cost savings by 2026.

Supply Chain

Regarding our supply chain, part shortage challenges still remain, although the visibility and availability of components have somewhat improved. But we are not out of the woods yet. We previously stated that one of our biggest constraints was a consistent supply of modules and packs from Romeo. Our proposed merger with Romeo takes us a step closer to ensuring a dedicated and consistent supply. Perhaps a more significant challenge that faces us and the industry is inflation and its impact on margins. We are subject to a commodities pricing increase from LG, which has increased our battery cell price by approximately 30%. The adjustment is calculated every six months based on the price movement of certain battery cell chemistry metals for the previous 6 months. We are uncertain when the critical metal prices for battery cells will normalize and come back down to the pre-Ukrainian War prices and how much of that increase we can successfully pass on to our customers. This is something we are actively grappling with, and unfortunately, we have no control when it comes to cell prices.

This concludes our prepared remarks. We will use the remainder of the time to address your questions. But before we open the line to analyst questions, we would like to take this opportunity to answer some questions from our retail shareholders. Henry?

Henry Kwon, Director, IR

Thank you, Kim. The first question from our individual investors is

When can I see Nikola on the road? I have never seen any of your vehicles on the street. Why?

Mark: It is exciting to see the trucks on the road! More and more are out there hauling freight and are being sighted every day. Pictures and video are increasingly showing up online. You have a better chance of seeing one if you are in one of our target launch geographies, such as California. Good luck with your Tre spotting.

Henry: The next question from our investors is

Considering the number of EVs entering the market in the next several years, how is Nikola planning to differentiate itself to ensure long-term success? Tesla was the first to market, Rivian secured a contract w/Amazon, and Ford has the capacity to ramp production quickly. Nikola has…?

Mark: First, we should clarify that unlike these companies we build only U.S. Class-8 and European Heavy Duty commercial trucks, addressing short, medium, and long-haul commercial freight segments. So that is an immediate difference. We are one of the first OEMs in the market for Class 8 BEVs, and We are likely be the first OEM to commercialize Class 8 FCEVs. But in the long run, what will really differentiate Nikola is energy infrastructure. On slide 3 of the deck, you can see that the total addressable market for just Hydrogen is bigger than the market for trucks.

Henry: Thank you, Mark. The next question coming from our individual investors addresses a similar topic…

What plans do you have to excite investors about what your company is bringing to the table? Do you have a plan to become profitable? If so, when?

Kim: I think Mark has already discussed Nikola’s value proposition, so let me share some thoughts about achieving profitability. During our Analyst Day in March, we stated that we are looking to achieve a positive gross margin for our Tre-BEVs by the end of 2023 and the end of 2024 for our FCEVs. Under our basic roadmap, we would like to get to positive EBITDA by the end of 2024.

The primary assumption behind this roadmap has been that as we continue to scale, we should be able to spread our fixed costs over a greater volume and reduce our BOM costs.

From our current vantage point, inflation remains a great unknown that makes our path to a positive gross margin a challenge, especially the cost of battery cells price. While OEMs have sought to raise the fee in line with inflation, it remains unclear to what extent we may be able to pass through that increase. So operating leverage will be one of the biggest factors driving our future gross margin, but potential headwinds from the impact of prolonged inflation could extend our existing timeline.

Henry: The next question from our individual investors is

If proposition 2 is passed, will you use the extra shares for capital immediately, diluting the stock, or on an as-needed basis?

Kim: A great question because it allows us to discuss something here on a topic on which many investors had asked us for clarification during the voting process. As you may know, Proposition 2 passed, but we feel that this is still a very relevant question because many people were not aware of what our committed share count was for coming into the end of Q2.

While our fully diluted number of shares stood at 495 million on June 30, if we included the committed shares of options, RSUs, and warrants as well as reserved shares for our ELOC and Convertible Notes, the share count came very close to 570 million shares. This left us with a sufficient number of shares to acquire Romeo without having to come to market so the increase in the authorized number of shares that was just approved will not be used to fund our merger with Romeo.

Having said that, the 200 million share increase in the authorized number of shares will leave us with the flexibility to pursue future capital raising opportunities.

Henry: Thank you, Kim. Operator. Let’s open the line now for Analyst Q&A.

Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities, nor is it a substitute for any offer materials that Nikola Corporation (“Nikola”), its acquisition subsidiary or Romeo Power, Inc. (“Romeo”) will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the exchange offer is commenced, Nikola and its acquisition subsidiary will file a tender offer statement on Schedule TO, Nikola will file a registration statement on Form S-4 and Romeo will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. ROMEO STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF ROMEO SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Solicitation/Recommendation Statement, the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents will be made available to all Romeo stockholders at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free on the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Nikola will be available free of charge by contacting Investor Relations, Nikola Corporation, 4141 E Broadway Road, Phoenix, Arizona 85040. Copies of the documents filed with the SEC by Romeo will be available free of charge by contacting Investor Relations, Corporate Secretary, Romeo Power, Inc., 5560 Katella Avenue, Cypress, California 90603.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws, including statements relating to the exchange offer, the proposed merger, the anticipated benefits of the proposed merger, including potential cost savings, synergies and performance improvements, the expected benefits of any liquidity support, the expected financial impact of the proposed transaction on Nikola, Nikola’s expectations regarding its ongoing liquidity needs and ability to satisfy those needs, and Nikola’s expectations regarding the closing of the merger. These forward-looking statements generally are identified by words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including but not limited: risks related to the ability of Nikola to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including having a sufficient number of Romeo’s shares being validly tendered into the exchange offer to meet the minimum condition; the ability of Romeo and Nikola to receive the required regulatory approvals for the proposed acquisition; the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; Nikola’s ability to successfully integrate Romeo’s battery pack production into its business; Nikola’s ability to realize expected synergies, benefits, cost savings and performance improvements; the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; the risk that disruption from the proposed acquisition may make it more difficult to maintain business and operational relationships; the potential negative effects of the announcement or the consummation of the proposed transaction on the market price of Nikola’s common stock or on its business or operating results; the risk of litigation or regulatory actions related to the proposed transaction; the effect of the announcement or pendency of the transaction on Romeo’s business relationships, operating results, and business generally; risks relating to significant transaction costs and known or unknown liabilities; risks associated with third party contracts containing consent or other provisions that may be triggered by the proposed transaction; the ability of Nikola to continue to obtain sufficient capital to support its business; and the ability of the parties to retain and hire key personnel. There can be no assurance that the proposed transaction or any other matters described above will in fact be consummated in the manner described or at all.

For additional information regarding factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of Nikola and Romeo on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. These forward-looking statements are made only as of the date hereof and Nikola disclaims any obligation to update any forward-looking statement, except as required by law.